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Filed pursuant to General Instructions II.L of Form F-10; File No. 333-120043.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Ontario, that most of its directors and all of its officers are residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and said persons are located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offence.

AMENDED AND RESTATED PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated November 15, 2004
(as previously supplemented on March 15, 2006)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated November 15, 2004 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

New Issue	March 28, 2006

AGNICO-EAGLE MINES LIMITED

2,063,635 Common Shares

This amended and restated prospectus supplement qualifies for distribution 2,063,635 common shares ("Common Shares") of Agnico-Eagle Mines Limited (the "Company") which are to be issued by the Company, on or about March 29, 2006 in connection with the acquisition by a wholly-owned subsidiary of the Company, Agnico Eagle Mexico S.A. de C.V. (the "Buyer"), of the Pinos Altos Project in northern Mexico from Industrias Peñoles S.A. de C.V. and its affiliates (collectively, "Peñoles"), which acquisition closed in escrow on March 15, 2006. No underwriters' fees will be payable in connection with such distribution. The expenses of the issue of the Common Shares will be approximately US$150,000 and will be paid out of the available cash of the Company. See "Plan of Distribution" in this prospectus supplement.

The Company's head office and registered office is located at 145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada and the United States Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, 145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

Investing in the Company's common shares involves risks. See "Risk Factors" in this prospectus supplement.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended, in accordance with the multijurisdictional disclosure system adopted by the SEC. This prospectus supplement does not qualify the distribution of the securities to which it relates in any of the provinces of Canada.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "AEM". The closing price of the Company's common shares on the TSX on March 27, 2006 was C$32.80, and the closing price of the common shares on the NYSE on March 27, 2006 was US$28.11. The TSX has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of such exchange. The NYSE has approved the listing of the Common Shares.

No underwriter has been involved in the preparation of, or has performed any review of, this amended and restated prospectus supplement or the accompanying Prospectus.

TABLE OF CONTENTS

Amended and Restated Prospectus Supplement

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying short form base shelf prospectus dated November 15, 2004 (the "Prospectus") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information, some of which may not apply to the offering.

        Only the information contained or incorporated by reference in the accompanying Prospectus, including this prospectus supplement, should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Common Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus supplement is presented as at March 27, 2006. It should be assumed that the information appearing in this prospectus supplement, the Prospectus and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited.

CURRENCY EXCHANGE RATES

        Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus supplement refer to US dollars and "C$" refers to Canadian dollars. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On March 27, 2006, the Noon Buying Rate was US$1.00 equals C$1.1685.

	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
High	1.2703	1.3970	1.5750	1.6128	1.6023	1.5592
Low	1.1507	1.1775	1.2923	1.5108	1.4933	1.4350
End of Period	1.1656	1.2034	1.2923	1.5800	1.5925	1.4995
Average	1.2115	1.3017	1.4012	1.5704	1.5519	1.4855
	2006		2005
	February	January	December	November	October	September
High	1.1577	1.1726	1.1736	1.1960	1.1887	1.1880
Low	1.1379	1.1436	1.1507	1.1656	1.1657	1.1607
End of Period	1.1379	1.1436	1.1656	1.1670	1.1796	1.1607
Average	1.1489	1.1572	1.1615	1.1815	1.1774	1.1777

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the offering of the Common Shares.

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, the accompanying Prospectus, as supplemented by this prospectus supplement:

  (a)
  the Company's Annual Information Form dated March 27, 2006 consisting of the Company's Annual Report on Form 20-F (the "Form 20-F") under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the fiscal year ended December 31, 2005;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006);

  (c)
  management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2005;

  (d)
  the material change report of the Company dated February 22, 2006 relating to the exercise by the Company of the option to acquire the Pinos Altos Project on February 13, 2006;

  (e)
  the material change report of the Company dated February 22, 2006 relating to the redemption by the Company of its $143.75 million principal amount 4.50% convertible subordinated debentures due February 15, 2012 for common shares of the Company on February 15, 2006; and

  (f)
  the Management Proxy Circular dated March 3, 2006 prepared in connection with the Company's annual and special meeting of shareholders on May 12, 2006.

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement shall be deemed to be incorporated by reference into the Prospectus.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in the accompanying Prospectus for purposes of future offers and sales of the Common Shares hereunder.

        Any statement contained in the Prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purposes of this offering shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in the Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus for the purposes of this offering.

FORWARD-LOOKING STATEMENTS

        The information contained in this prospectus supplement has been prepared as at March 27, 2006, and unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus supplement and in certain documents incorporated by reference in this prospectus supplement constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "may", "outlook", "planned", "should", "will" and similar expressions are intended to identify forward-looking statements.

        Forward-looking statements in this prospectus supplement and the documents incorporated by reference herein include, but are not limited to: the Company's outlook for 2006; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproducts mined by the Company; estimates of future mineral production and sales; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs and estimates of the timing of such development or decisions with respect to such development; estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites, including the newly acquired Suurikuusikko and Pinos Altos projects; the anticipated timing of the Company obtaining advance possession of the Riddarhyttan shares that it does not own and the completion of the compulsory acquisition of such shares; estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as at the date this prospectus supplement was prepared and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserve, mineral resource, mineral grade and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; and governmental and environmental regulation. For a more detailed discussion of such risks and material factors or assumptions underlying these forward-looking statements, see "Risk Factors" in this prospectus supplement, the Company's Form 20-F, as well as the Company's other filings with the Canadian Securities Administrators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

        Certain of the statements and information, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs and location of surface infrastructure, and actual results and final decisions may be quite different from those currently anticipated.

RISK FACTORS

Dependence on the LaRonde Division

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling at the LaRonde Division could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's ongoing development of the LaRonde Mine involves the exploration and extraction of ore from new areas and may present new or different challenges for the Company. Based on current infrastructure, the LaRonde Mine has an estimated mine life of approximately seven years; however gold production at the LaRonde Mine is expected to begin to decline commencing in 2008. Unless the Company can successfully bring into production the Goldex property, the LaRonde II project, the Lapa property, the Suurikuusikko property, the Pinos Altos property or its other exploration properties or otherwise acquire gold producing assets prior to 2008, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of derivative instruments where appropriate to ensure an adequate return to shareholders on new projects. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivatives" in the Form 20-F for more details of the Company's use of derivative instruments. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs and remains at such a level for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2005	2004	2003	2002	2001
High price ($ per ounce)	538	454	417	350	293
Low price ($ per ounce)	411	375	323	278	256
Average price received ($ per ounce)	449	418	368	312	273

        On March 20, 2006, the London P.M. Fix was $555.75 per ounce of gold.

        Based on 2006 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2005 market average prices are as follows:

Income per share
Gold	$0.06
Zinc	$0.04
Silver	$0.03
Copper	$0.02

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

Recent Losses

        Although the Company reported net income for the years ended December 31, 2004 and 2005, it incurred net losses in 2003 and in each of the five years prior to 2002. For a discussion of the factors contributing to the financial performance of the Company, see "Item 5. Operating and Financial Review and Prospects" in the Form 20-F. The Company's profitability depends on the price of gold, gold production, total cash costs, the prices and production levels of byproduct zinc, silver and copper and other factors discussed in this section of the prospectus supplement. Substantially all of these factors are beyond the Company's control, and there can be no assurance that the Company will sustain profitability in the future.

Uncertainty of Production Estimates

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, fires or flooding. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

        A rock fall that occurred in two production stopes during the first quarter of 2003 led to an initial 20% reduction in the Company's 2003 gold production estimate from 375,000 ounces to 300,000 ounces. Production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21%. Final gold production in 2003 was 236,653 ounces. In 2004, higher than expected dilution in lower levels of the mine led to actual gold production for the year of 271,567 ounces, below the initial production estimate of 308,000 ounces. In the first quarter of 2005, increased stress levels in the sill pillar area below Level 194 required three production sublevels to be closed for rehabilitation for a period of six weeks. Production from these sublevels was delayed and replaced by ore extracted from the upper levels of the mine that have relatively lower gold content. The lower gold content of this ore, together with higher than budgeted dilution resulted in actual gold production in 2005 being 241,807 ounces, approximately 38,000 ounces less than the Company's original forecast of 2005 production of 280,000 ounces.

Financing of Additional Capital Requirements

        The exploration and development of the Company's properties, including continuing exploration and development projects in the Abitibi region of Quebec and the recently acquired Suurikuusikko project in Finland and Pinos Altos project in Mexico and the construction of mining facilities and commencement of mining operations at the Goldex property, will require substantial capital expenditure. In addition, the Company will have further capital requirements to the extent it decides to expand its present operations and exploration activities or construct new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Also, the Company may incur major unanticipated expenses related to exploration, development or mine construction or maintenance on its properties. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, bank borrowing and cash flow generated from operations at the LaRonde Mine, and the Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

Cost of Exploration and Development Programs

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced, and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Total Cash Costs of Gold Production at the LaRonde Mine

        The Company's total cash costs to produce an ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of byproduct silver, zinc and copper, the revenue from which is offset against the cost of gold production, the Canadian dollar/US dollar exchange rate, smelting and refining charges and production royalties, which are affected by all these factors and the gold price. All these factors are beyond the Company's control.

        Total cash cost per ounce is not a recognized measure under United States generally accepted accounting principles ("GAAP"), and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with GAAP. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs" in the Form 20-F for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest GAAP measure.

Risks of Acquisitions

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its recently amended bank credit facility to raise additional debt financing provided that it complies with certain covenants including that no default under the credit facility has occurred and is continuing, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and the incurrence of such indebtedness would not result in a material adverse change in respect of the Company, the LaRonde Mine or the Goldex mine project. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Foreign Operations

        The Company's operations have recently been expanded to include advanced exploration projects in Finland and northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operation base in Canada. These risks and uncertainties vary from country to country and include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health and safety requirements.

        Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        In addition, the Company has no significant operating experience in Finland, Mexico or internationally. While the Company believes Finland and Mexico to be generally supportive of mining activity, these countries operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of its operations in the Abitibi region of Quebec. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

Restrictions in the Bank Credit Facility

        The Company's recently amended $150 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, or make expenditures relating to property secured under the credit agreement at that time that are inconsistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, if an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine, the El Coco property and the Goldex mine project. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

Competition for and Scarcity of Mineral Lands

        Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $405 per ounce gold price, which is the three-year average daily price. Gold prices have generally been above $405 per ounce since the beginning of 2004, however for the five years prior to that the market price of gold was generally below $405 per ounce. Based on the metals price and exchange rate assumptions used in the Company's 2006 production estimates, a 10% decrease in the gold price would result in an approximately 5% decrease on average in proven and probable gold reserves. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. See "Note to Investors Regarding Estimates of Mineral Resources" in the Form 20-F.

Mining Risks and Insurance

        The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In such case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        In the first quarter of 2004, two accidents claimed the lives of an employee and a contract miner. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into these accidents, and the Company paid fines totalling C$27,500 in respect of these accidents. In January 2005, an accident claimed the life of an employee. The Commission de la santé et de la sécurité du travail has ruled that the accident was due to human error, and the Company expects no fines or further sanctions in respect of this accident.

Laws and Regulations

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies, or more stringent implementation or interpretation thereof, could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        In January 2003, the Company received a notice of infraction from the Quebec Ministry of the Environment in connection with a controlled discharge of water of excess toxicity, which was carried out over a three-month period in the summer of 2002. The purpose of the discharge was to establish favourable construction conditions for the increase of tailings pond capacity in the autumn of 2002. No fine was payable in respect of the notice of infraction, however, the notice required production of a report detailing the causes of algae proliferation at the LaRonde Mine, which was delivered in 2003. In March 2005, the Company received a further notice of infraction in connection with a controlled discharge made under a federal transitional discharge permit during the third and fourth quarters of 2004. In September 2005, the Company received a notice of infraction relating to excess daphnia toxicity and exceeding the permitted average monthly concentration of suspended solids in the polishing pond. The Ministry has indicated that no fines or other sanctions will be imposed on the Company in connection with these notices of infraction.

        Under mine closure plans submitted to, and accepted by, the Minister of Natural Resources in Quebec (the "MNR"), the estimated reclamation costs for the LaRonde Division and the Bousquet property are approximately $18 million and $3 million respectively. Every five years mine closure plans must be amended to reflect any changes in circumstances surrounding a property and resubmitted to the MNR. These amended reclamation plans are subject to approval by the MNR, and there can be no assurance that the MNR will not impose additional reclamation obligations with attendant higher costs. In addition, the MNR may require that the Company provide financial assurances to support such plans. At December 31, 2005, the Company had an asset retirement obligation of $12.6 million, with $6.4 million allocated for the LaRonde Division and $6.2 million allocated for Bousquet.

        Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. On this basis, the Company recorded its annual reclamation provision for the LaRonde Division at approximately $5 per ounce of gold produced. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. This standard requires companies to recognize the present value of reclamation costs as a liability in the period in which the legal obligation is incurred. The application of the new provisions resulted in the Company recording a one-time, net of tax, non-cash charge of $1.7 million on January 1, 2003 reflecting the cumulative effect of adopting this standard.

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the Canadian dollar/US dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The Canadian dollar/US dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2001 to December 31, 2005, the Noon Buying Rate fluctuated from a high of C$1.6128 per $1.00 to a low of C$1.1507 per $1.00. Historical fluctuations in the Canadian dollar/US dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2006 after-tax operating results, a 10% change in the average annual Canadian dollar/US dollar exchange rate would affect net income by approximately $0.09 per share. To mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, the Company's expenditures at the Suurikuusikko project and the Pinos Altos project will be denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect the Company's results of operations and cash flows. While the Company's recently redeemed 4.50% convertible subordinated debentures due 2012 were issued at a fixed rate of interest (though swapped for variable rate payments), the Company's bank debt and cash balances are subject to variable interest rates and thus are subject to risks inherent with interest rate fluctuations.

PLAN OF DISTRIBUTION

        This prospectus supplement qualifies for distribution 2,063,635 common shares of the Company which are to be issued by the Company to Peñoles in connection with the acquisition of the Pinos Altos Project by the Buyer pursuant to an Exploration and Purchase Option Agreement dated March 15, 2005, as amended (the "Option Agreement"). The Pinos Altos Project is located in northern Mexico in the Sierra Madre gold belt, 270 kilometres west of Chihuahua City, the state capital. The assets being acquired pursuant to the Option Agreement include the mineral rights and claims covering an area of approximately 11,000 hectares, of which only the eastern third has been extensively explored, as well as surface rights of up to 400 hectares.

        The transaction contemplated by the Option Agreement closed in escrow on March 15, 2006. The release of the escrow is subject to the satisfaction of certain requirements relating to the Mexican environmental authorities' acceptance of transfer by Peñoles to the Buyer of its environmental impact statement authorization relating to the Pinos Altos Project, which were satisfied on March 23, 2006. On or about March 29, 2006 the Buyer will satisfy the purchase price for the Pinos Altos Project by payment to Peñoles of US$32.5 million in cash and the issuance by the Company of the Common Shares to Peñoles.

        This issuance is registered in the United States under the United States Securities Act of 1933, as amended, in accordance with the multijurisdictional disclosure system adopted by the SEC and by the securities commission or similar regulatory authority in each of the provinces of Canada. This prospectus supplement does not qualify the distribution of the securities to which it relates in any of the provinces of Canada.

        The Common Shares to which this prospectus supplement relates will be issued directly by the Company to Peñoles. No underwriters, dealers or agents will be involved in this issuance. No underwriter has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying Prospectus.

        The TSX has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of such exchange. The NYSE has approved the listing of the Common Shares.

USE OF PROCEEDS

        The Company will not receive any cash proceeds from the offering of the Common Shares. See "Plan of Distribution" in this prospectus supplement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a purchaser of Common Shares pursuant to this prospectus that at all relevant times:

  •
  is a resident of Mexico for purposes of the Canada-Mexico Income Tax Convention (the "Treaty");

  •
  is not a resident of Canada and is not deemed to be a resident of Canada for purposes of the Canadian Tax Act and the Treaty;

  •
  holds Common Shares as capital property;

  •
  deals at arm's length and is not affiliated with the Company;

  •
  does not use or hold Common Shares in carrying on a business in Canada; and

  •
  is not a non-resident insurer for purposes of the Canadian Tax Act.

        For purposes of this discussion such a person is referred to as a "Mexican Holder".

        This summary is based upon the current provisions of the Canadian Tax Act and its regulations, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus supplement (the "Tax Proposals"), and on the published administrative practices of the Canada Revenue Agency ("CRA"). This summary does not address all of the tax considerations that may be relevant to any particular purchaser and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial or territorial income tax legislation vary among provinces and territories in Canada and may differ from federal income tax legislation.

        This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser of Common Shares. Accordingly, a prospective purchaser of Common Shares should consult its own tax advisors about the specific tax consequences to such purchaser of purchasing, holding or disposing of Common Shares.

        All amounts relevant in computing a holder's liability under the Canadian Tax Act must be computed in Canadian dollars.

  Dividends on Common Shares

        Dividends paid or credited or deemed to be paid or credited to a Mexican Holder on Common Shares will generally be subject to withholding tax under the Canadian Tax Act and the Treaty at a rate of 15%. The withholding tax rate is 10% where the Mexican Holder is a company which controls directly or indirectly at least 25% of the voting power of the Company.

  Disposition of Common Shares

        In general, a Mexican Holder of Common Shares will not be subject to Canadian income tax on capital gains arising on the disposition of Common Shares listed on the TSX or NYSE unless:

  •
  during the 60-month period immediately preceding the disposition of the Common Shares the Mexican Holder, persons with whom the Mexican Holder did not deal at arm's length, or the Mexican Holder together with such persons, owned or had an interest in 25% or more of the Company's issued shares of any class or series; and

  •
  the Common Shares disposed of form part of a substantial interest in the capital stock of the Company and the value of such shares is derived principally from immovable property situated in Canada other than property in which the business of the Company is carried on.

If the Mexican Holder is subject to Canadian income tax on capital gains arising on the disposition of Common Shares, the Mexican Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by such holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Canadian Tax Act.

LEGAL MATTERS

        Certain legal matters relating to the offering of Common Shares will be passed upon on behalf of the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and by Brown Rudnick Berlack Israels LLP, Boston Massachusetts.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is an Ontario corporation with its principal place of business in Canada. Most of its directors and all of its officers and certain experts named in this prospectus supplement are residents of Canada, and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. The Company believes that a monetary judgement of a United States court predicated solely upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States would likely be enforceable in Canada if the United States court in which the judgement was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure investors that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Guy Gosselin; consent of Carl Pelletier; consent of Jean-François Couture; consent of Normand Bedard; consent of Louise Grondin; consent of François Vezina; consent of Camil Prince; and consent of Paul Cousin.

AUDITORS' CONSENT

        We have read the amended and restated prospectus supplement dated March 28, 2006 of Agnico-Eagle Mines Limited (the "Company") relating to the issuance of 2,063,635 common shares of the Company, to the short form base shelf prospectus dated November 15, 2004 relating to the offering from time to time of up to US$500,000,000 of debt securities, common shares or warrants to purchase debt securities or common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006).

Toronto, Ontario March 28, 2006	(Signed) ERNST & YOUNG LLP Chartered Accountants

FRANCOIS VEZINA
TECHNICAL SERVICES DIRECTOR
AGNICO-EAGLE MINES LIMITED

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am one of the authors of the Technical Report on the Suurikuusikko Gold Project, Northern Finland (the "Report") dated March 1, 2006 from which the Company has extracted certain information for its amended and restated prospectus supplement dated March 28, 2006, which amended and restated prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,

/s/ FRANCOIS VEZINA Francois Vezina, ing.

CARL PELLETIER
CONSULTANT IN GEOLOGY, INNOVEXPLO INC.
AGNICO-EAGLE MINES LIMITED, GOLDEX EXTENSION ZONE

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am the author of the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension Zone, Goldex Project, Val d'Or, Quebec, Canada (the "Report") dated September 9, 2005 from which the Company has extracted certain information for its prospectus supplement dated March 28, 2006, which prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,

INNOVEXPLO INC.

/s/ CARL PELLETIER Carl Pelletier, B. Sc., P. Geo. Consultant in Geology

CAMIL PRINCE
PROJECT LEADER — METALLURGY
AGNICO-EAGLE MINES LIMITED

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am one of the authors of the Technical Report on the Suurikuusikko Gold Project, Northern Finland (the "Report") dated March 1, 2006 from which the Company has extracted certain information for its prospectus supplement dated March 28, 2006, which prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,

/s/ CAMIL PRINCE Camil Prince, P.Eng.

PAUL COUSIN
CHIEF METALLURGIST
AGNICO-EAGLE MINES LIMITED

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am one of the authors of the Technical Report on the Suurikuusikko Gold Project, Northern Finland (the "Report") dated March 1, 2006 from which the Company has extracted certain information for its prospectus supplement dated March 28, 2006, which prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,

/s/ PAUL COUSIN Paul Cousin, B. Eng.

LOUISE GRONDIN
REGIONAL ENVIRONMENT MANAGER
AGNICO-EAGLE MINES LIMITED

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am one of the authors of the Technical Report on the Suurikuusikko Gold Project, Northern Finland (the "Report") dated March 1, 2006 from which the Company has extracted certain information for its prospectus supplement dated March 28, 2006, which prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,

/s/ LOUISE GRONDIN Louise Grondin, M.Sc., P. Eng.

JEAN-FRANCOIS COUTURE
PRINCIPAL GEOLOGIST
SRK CONSULTING (CANADA) INC.

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am one of the authors of the Technical Report on the Suurikuusikko Gold Project, Northern Finland (the "Report") dated March 1, 2006 from which the Company has extracted certain information for its prospectus supplement dated March 28, 2006, which prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,
SRK CONSULTING (CANADA) INC.
/s/ JEAN-FRANCOIS COUTURE Jean-Francois Couture, Ph.D. P. Geo. Principal Geologist

NORMAND BEDARD
SENIOR GEOLOGIST
AGNICO-EAGLE MINES LIMITED

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am one of the authors of the Technical Report on the Suurikuusikko Gold Project, Northern Finland (the "Report") dated March 1, 2006 from which the Company has extracted certain information for its prospectus supplement dated March 28, 2006, which prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,

/s/ NORMAND BEDARD Normand Bedard, P. Geo.

GUY GOSSELIN
EXPLORATION MANAGER CANADA
AGNICO-EAGLE MINES LIMITED
LARONDE DIVISION

March 27, 2006

Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services, Securities Division
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Agnico-Eagle Mines Limited (the "Company")

        I am the author of the 2005 LaRonde Mineral Resource & Mineral Reserve Estimates (the "Report") dated March 23, 2005 (effective February 23, 2005) from which the Company has extracted certain information for its amended and restated prospectus supplement dated March 28, 2006, which amended and restated prospectus supplement incorporates by reference the (final) short form base shelf prospectus of the Company dated November 15, 2004 (collectively, the "Prospectus").

        I hereby consent to the filing of the Report and to the use of information extracted from the Report in the Prospectus. I confirm that I have read the Prospectus and have no reason to believe that (i) there is any misrepresentation in the information contained in the Prospectus that is derived from the Report, and (ii) the Prospectus contains any misrepresentation of the information contained in the Report or within my knowledge, as a result of the investigations and enquiries made by me in connection with the preparation of the Report.

        This letter is solely for your information in connection with the offering of the securities covered by the Prospectus, and is not to be referred to in whole or in part for any other purpose.

Yours very truly,

/s/ GUY GOSSELIN Guy Gosselin Ing. Geol. M.Sc.A

Ernst & Young LLP Chartered Accountants Ernst & Young Tower P.O. Box 251, 222 Bay St. Toronto-Dominion Centre Toronto, Canada M5K 1J7	Phone: (416) 864-1234 Fax: (416) 864-1174

March 28, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
(collectively, the "Securities Regulatory Authorities")

Dear Sirs/Mesdames:

Re: Agnico-Eagle Mines Limited (the "Company")

        We refer to the amended and restated prospectus supplement of the Company dated March 28, 2006 relating to the distribution of 2,063,635 common shares of the Company which prospectus supplement incorporates the short form base shelf prospectus of the Company dated November 15, 2004 relating to the offering from time to time of up to US$500,000,000 of debt securities, common shares or warrants to purchase debt securities or common shares of the Company (collectively, the "Prospectus").

        We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 21, 2006, except for note 13, as to which the date is March 15, 2006, to the Shareholders of the Company on the following financial statements prepared in accordance with U.S. generally accepted accounting principles:

  •
  Consolidated balance sheets as at December 31, 2005 and 2004; and

  •
  Consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005.

        We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

        This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ ERNST & YOUNG LLP Chartered Accountants

QuickLinks

TABLE OF CONTENTS Amended and Restated Prospectus Supplement
CURRENCY EXCHANGE RATES
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
RISK FACTORS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AUDITORS' CONSENT
FRANCOIS VEZINA TECHNICAL SERVICES DIRECTOR AGNICO-EAGLE MINES LIMITED
Agnico-Eagle Mines Limited (the "Company")
CARL PELLETIER CONSULTANT IN GEOLOGY, INNOVEXPLO INC. AGNICO-EAGLE MINES LIMITED, GOLDEX EXTENSION ZONE
Agnico-Eagle Mines Limited (the "Company")
CAMIL PRINCE PROJECT LEADER — METALLURGY AGNICO-EAGLE MINES LIMITED
Agnico-Eagle Mines Limited (the "Company")
PAUL COUSIN CHIEF METALLURGIST AGNICO-EAGLE MINES LIMITED
Agnico-Eagle Mines Limited (the "Company")
LOUISE GRONDIN REGIONAL ENVIRONMENT MANAGER AGNICO-EAGLE MINES LIMITED
Agnico-Eagle Mines Limited (the "Company")
JEAN-FRANCOIS COUTURE PRINCIPAL GEOLOGIST SRK CONSULTING (CANADA) INC.
Agnico-Eagle Mines Limited (the "Company")
NORMAND BEDARD SENIOR GEOLOGIST AGNICO-EAGLE MINES LIMITED
Agnico-Eagle Mines Limited (the "Company")
GUY GOSSELIN EXPLORATION MANAGER CANADA AGNICO-EAGLE MINES LIMITED LARONDE DIVISION
Agnico-Eagle Mines Limited (the "Company")